SCHEDULE A

TO THE

CARILLON CLARIVEST CAPITAL APPRECIATION FUND

SUBADVISORY AGREEMENT

BETWEEN

CARILLON TOWER ADVISERS, INC.

AND

CLARIVEST ASSET MANAGEMENT LLC

As compensation pursuant to section 4 of the Subadvisory Agreement between Carillon Tower Advisers, Inc. (the “Manager”) and ClariVest Asset Management LLC (the “Subadviser”), the Manager shall pay the Subadviser a subadvisory fee, computed and paid monthly, at the following percentage rates of each Portfolio’s average daily net assets under management by the Subadviser:

(1)	For the Carillon ClariVest Capital Appreciation Fund:

Average Daily Net Assets	Subadvisory Fee as % of Average Daily Net Assets
First $1 billion	0.50%
Over $1 billion	0.45%

Dated: May 1, 2025